Exhibit 99.1

Points International to Report Fourth Quarter and Fiscal Year 2009 Results on
Wednesday, March 10, 2010

TORONTO, March 3, 2010 -- Points International - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the fourth quarter and fiscal year 2009 on Wednesday, March 10, 2010 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Wednesday, March 10, 2010 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-1427 ten minutes prior to the scheduled start time. International callers should dial 480-629-9664. A telephonic replay of the conference call will also be available until 11:59 pm PT on Wednesday, March 17, 2010 by dialing 800-406-7325 and entering the passcode: 4243162 followed by the number sign. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company's Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles , British Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Company Contact:

Anthony Lam
Chief Financial Officer
416-596-6382

Investor Contact:
Alex Wellins
The Blueshirt Group
415-217-5861
alex@blueshirtgroup.com

Media Contact:
Jordan Fischler
Allison & Partners
646-428-0604
jordan@allisonpr.com